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                                                                   0-24336
                                                           SEC FILE NUMBER



                                                                 457971109
                                                              CUSIP NUMBER



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [x] Form 10-Q   [ ] Form N-SAR
                        For Period Ended: March 31, 1997

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: N/A


                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                              N/A

Part I-Registrant Information
-----------------------------

         Full Name of Registrant:
                        InPhyNet Medical Management Inc.

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           1200 South Pine Road, Suite 600

                  City, State and Zip Code
                           Fort Lauderdale, Florida 33324-4460

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Part II-Rules 12b-25 (b) and (c)
--------------------------------

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
    [X] thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III-Narrative
------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         The Company is currently in discussions with representatives from the Securities and Exchange Commission ("SEC") regarding the resolution of accounting issues which would affect the preparation of its financial statements for the quarter ended March 31, 1997. The Company is awaiting resolution of these issues. Unreasonable effort and expense would be required to resolve these issues and to prepare the Company's financial statements on a timely basis. Accordingly, the Company respectively requests that it be granted a five calendar day extension for the filing of its quarterly report on Form 10-Q for the period ended March 31, 1997.



Part IV-Other Information
-------------------------

          (1) Name and telephone number of person to contact in regard to this notification

George W. McCleary, Jr.            (954)                   475-1300
      (Name)                    (Area Code)           (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).



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                                                         [x] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                         [ ] Yes  [x] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                        InPhyNet Medical Management Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 5/16/97                             By:  /s/ George W. McCleary, Jr.
                                            Name:  George W. McCleary, Jr.
                                            Title: Executive Vice President and
                                                   Chief Financial Officer